SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For May 13, 2004	Commission File Number: 1-15226

EnCana Corporation

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
	By:	/s/ Patricia M. Orr
		Name:	Patricia M. Orr
Date: May 13, 2004		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
1.	News Release dated May 13, 2004 referenced as: “EnCana subsidiary completes US$1 billion debt offering”

EnCana subsidiary completes
US$1 billion debt offering

CALGARY, Alberta (May 13, 2004) – EnCana Holdings Finance Corp., an indirect wholly owned subsidiary of EnCana Corporation (TSX & NYSE: ECA), has completed a public offering in the United States of US$1 billion of 5.80% Notes due May 1, 2014. The Notes are fully and unconditionally guaranteed by EnCana Corporation. The net proceeds of the offering are expected to be used to pay a portion of the acquisition cost for EnCana’s proposed acquisition of Tom Brown, Inc.

These debt securities are rated A- CreditWatch with negative implications by Standard and Poor’s Rating Services, Baa1 under review for downgrade by Moody’s Investor Service and A (low) with a negative trend by Dominion Bond Rating Service.

The offering was made in the United States under a previously filed shelf registration statement for up to US$2 billion of debt securities. Deutsche Bank Securities and Morgan Stanley acted as joint book-running managers for the offering.

EnCana Corporation is one of the world’s leading independent oil and gas companies. It has an enterprise value of approximately US$25 billion. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Susan Grey	Alan Boras
Analyst, Investor Relations	Manager, Media Relations
(403) 645-4751	(403) 645-4747